October 24, 2024

Robert P. Mundy
Chief Financial Officer
Packaging Corporation of America
1 North Field Court
Lake Forest, Illinois 60045

       Re: Packaging Corporation of America
           Form 10-K for the Year Ended December 31, 2023
           Filed February 29, 2024
           File No. 001-15399
Dear Robert P. Mundy:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing